Exhibit (a)(1)

                     OFFER TO PURCHASE FOR CASH UP TO 4,770
                            LIMITED PARTNERSHIP UNITS
                                       OF
                         BRAUVIN REAL ESTATE FUND L.P. 4
                                       AT
                                  $100 per Unit

   MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS,
     LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.
                         (collectively the "Purchasers")

             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON JULY 27, 2001, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 4, a Delaware limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership or its general partners, Brauvin Ventures, Inc., an Illinois corporation, and Mr. Jerome J. Brault (the "General Partners"). The Purchasers hereby offer to purchase up to 4,770 Units at a purchase price equal to $100 per Unit, less the amount of any distributions declared or made with respect to the Units between June 21, 2001 and July 27, 2001, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. The number of Units subject to the Offer will be reduced to the extent necessary to cause the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of units in excess of this amount may be prohibited under its limited partnership agreement.

The Issuer had 9,550 Units issued and outstanding held by approximately 662 Unit holders as of December 31, 2000, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own an aggregate of 1,809.75 Units, or approximately 18.95% of the outstanding Units. The 4,770 Units subject to the Offer constitute approximately 49.9% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 6,579.75 Units or approximately 68.9% of the outstanding Units.

Holders of Units ("Unit holders") are urged to consider the following factors:

             - Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

             - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $100 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Units could have an estimated value of $121 per Unit. It

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


                     should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

             - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

             - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 4,770 Units are tendered.

             - The Depositary, MacKenzie Patterson, Inc., is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 4,770 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 4,770 UNITS FROM TENDERING UNIT HOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Sta ndard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

June 21, 2001



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IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on grey paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

                            MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                             Telephone: 800-854-8357
                             Facsimile: 925-631-9119
                       E-Mail Address: offers@mackpatt.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.

---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.












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



                                TABLE OF CONTENTS

                                                                          Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................7

TENDER OFFER...................................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Units.....10
Section 3.        Procedures for Tendering Units..............................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Certain Federal Income Tax Consequences.....................14
Section 7.        Effects of the Offer........................................16
Section 8.        Future Plans................................................17
Section 9.        The Business of the Partnership.............................17
Section 10.       Conflicts of Interest.......................................18
Section 11.       Certain Information Concerning the Purchasers...............18
Section 12.       Source of Funds.............................................19
Section 13.       Conditions of the Offer.....................................19
Section 14.       Certain Legal Matters.......................................21
Section 15.       Fees and Expenses...........................................22
Section 16.       Miscellaneous...............................................22

Schedule I - The Purchasers and Their Respective Principals











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                               SUMMARY TERM SHEET

 The Purchasers are offering to purchase up to 4,770 Units for $100 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Partnership may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase up to 4,770 Units is being made jointly by MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. Each of the entity Purchasers is a real estate investment fund managed or advised by MacKenzie Patterson, Inc. a private, independent real estate investment firm, or another of its affiliates. None of these entities is affiliated with the Partnership's general partners.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 4,770 of the Units of limited partnership interest, which are the "Units" issued to public investors in the Partnership. The number of Units subject to the Offer will be reduced to the extent necessary to cause the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of Units in excess of this amount may be prohibited under the Partnership's limited partnership agreement.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $100 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units between June 21, 2001 and the date the Offer expires. The Offer price would be reduced by the amount of distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. If you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchasers' capital commitment will be approximately $477,000. The Purchasers have an aggregate of in excess $10 million in total net assets at their disposal to fund payment to selling Unit holders.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate liquid resources and no intention to take control of the Partnership, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, pacific standard time, on July 27, 2001, to decide whether to tender your shares in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Units in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Partnership or its business.

HOW DO I TENDER MY UNITS?

To tender your shares, you must deliver a completed Letter of Transmittal (printed on grey paper), to the Depositary at: MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile
Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by August 20, 2001,, you can withdraw them at any time after such time until we do accept your shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares.

WHAT DOES THE PARTNERSHIP'S GENERAL PARTNER THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the General Partners. The General Partners may be expected to respond with the Partnership's position on the offer in the next two weeks.

WILL THE PARTNERSHIP CONTINUE AS A PUBLIC COMPANY?

The Partnership reported 662 holders of its outstanding Units as of the end of 2000, the most recent year for which it has filed an annual report. Unless the total number of Unit holders were to fall below 300, the Partnership will continue as a public reporting company. The Purchasers do not currently anticipate that the offer will result in such a reduction in the number of Unit holders, though it cannot now determine the results with any certainty.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchasers do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer. However, if the Purchasers should acquire all of the Units sought in the Offer, the Purchasers would control a large, and potentially controlling, block of Units.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?

The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to take action in connection with the liquidation of the Partnership. Although the Purchasers do not have any present intention to take any action with respect to management or control of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote affecting the sale of the Partnership's properties and the liquidation and dissolution of the Partnership.




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WHAT IS THE MARKET VALUE OF MY SHARES?

According to the Partnership, "There is currently no established public trading market for the Units and it is not anticipated that a public market for the Units will develop. Bid prices quoted by "partnership exchanges" vary widely and are not considered a reliable indication of market value." The Purchasers review of independent secondary market reporting publications found few sales of Units on secondary markets during recent months, with only 50 Units reported sold during the months of November 2000 through April 2001, for prices ranging from $150 to $166 per Unit. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing sales information is accurate or complete.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson, Inc., toll free, at 800-854-8357.
























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To the Unit holders of BRAUVIN REAL ESTATE FUND L.P. 4

                                  INTRODUCTION

         The Purchasers hereby offer to purchase up to 4,770 Units (the "Maximum Offer") at a purchase price of $100 per Unit ("Offer Price"), less the amount of any distributions declared or paid with respect to the Units between June 21, 2001, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchasers are unaware of any distributions declared or paid since June 21, 2001. Unit holders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

         None of the Purchasers nor the Depositary is affiliated with the Partnership, or the Partnership's general partners. The address of the Partnership's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

Unit holders are urged to consider the following factors:

         - Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $100 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Units could have an estimated value of $121 per Unit. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

         - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 4,770 Units are tendered.

         - The Depositary, MacKenzie Patterson, Inc., is an affiliate of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

         The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchasers. Unit

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holders  who sell all of their Units will also  eliminate  the need to file form K-1 information for the Partnership with their federal tax returns for years after 2000.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $100 per Unit, less the amount of any distributions declared or made with respect to the Units between June 21, 2001 and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including:
(i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Partnership; (ii) the estimated value of the Partnership's real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Units.

         The Partnership made the following statement in its annual report on Form 10-K for the year ended December 31, 2000:"There is currently no established public trading market for the Units and it is not anticipated that a public market for the Units will develop. Bid prices quoted by "partnership exchanges" vary widely and are not considered a reliable indication of market value." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase. The Purchasers review of independent secondary market reporting publications, such as The Partnership Spectrum, found few reported sales of Units on secondary markets during recent months, with 50 Units reported sold during the months of November 2000 through April 2001, for prices ranging from $150 to $166 per Unit. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete.

         The Purchasers and their affiliates currently beneficially own an aggregate of 1,809.75 Units, or approximately 18.95% of the outstanding Units. One of the Purchasers acquired 12 Units in May 2001 in a privately negotiated market transaction for a purchase price of $165 per Unit. None of the other Units held by the Purchasers or their Affiliates were purchased during the past six months.

         The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Partnership's underlying assets. The assets of the Partnership may not be liquidated for an indefinite period of time. Accordingly, the underlying asset value of the Partnership is only one factor used by the Purchasers in arriving at the Offer Price. However, in the absence of trading price information, the Purchasers estimate of the net asset value of the Partnership may be relevant to Unit holders review of the Offer Price. Using publicly available information concerning the Partnership contained in the Partnership's Form 10-K for the fiscal year ended December 31, 2000, the Purchasers derived an estimated net asset value for the Units. The Purchasers are not qualified as real estate appraisers and have relied solely on publicly available information in making their estimate of the value of the Partnership's assets. Their estimated value of Partnership assets was calculated solely for purposes of formulating their offer and cannot be relied upon as representing an amount which might actually be realized upon a liquidation of the Partnership's assets, whether now or at any time in the future.

         At December 31, 2000, the Partnership had two rental properties, a 58% interest in a joint venture which owns a third rental property and a 47% interest in a joint venture which owns a fourth rental property.

         In June 1999, the Partnership solicited its limited partners' consent to the sale of all of the Partnership's real estate assets. The limited partners subsequently approved the proposed sale, authorizing the general partners to cause the sale of the three real properties for not less than a minimum price. The minimum price is equal to 70% of the cumulative appraised value of the properties as reported in the solicitation materials.

         The Partnership's original timetable anticipated completion of the sale of the properties and distribution of the net proceeds to limited partners by February 2000. The Partnership's most recent public reports describe certain adverse operating results at the properties. These reports also describe a variety of offers to purchase the properties and a number of difficulties encountered in the liquidation process.

         The Purchasers would ordinarily estimate the value of properties such as those held by the Partnership by analyzing the historical net operating income from the properties and calculating a capitalized value for the properties based on this reported net operating income. The Purchasers would then calculate an estimated liquidation value for the Units by reducing the estimated value of the properties by the costs of sale, adding the amount of other partnership assets, subtracting the Partnership's outstanding liabilities, accounting for the general partners' interest in the partnership and dividing the resulting estimated amount of net liquidation proceeds by the outstanding number of Units. However, the Purchasers do not deem recent reported operating revenues to be representative of those anticipated in the current or future periods. The net operating income analysis is therefore deemed by the Purchasers not to be useful in calculating a current estimated liquidation value. Instead, the Purchasers have reviewed various available resources to determine the recent sales prices of comparable properties to determine their rough estimate for the current value of the Partnership's properties. Based on this review, the Purchasers estimate a cumulative value that, when combined with the Partnership's other assets and offset by the estimated costs of sale and Partnership liabilities, could provide a liquidating distribution of approximately $121 per Unit to the Unit holders. This estimate was made solely for the purpose of determining the Offer Price, and there can be no assurance that actual liquidating distributions will not be materially more or less than the Purchaser's estimate. No party should rely on this estimate as a representation of the actual value of the Units.

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partners, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

         The Issuer had 9,550 Units issued and outstanding held by approximately 662 Unit holders as of December 31, 2000, according to its annual report on Form 10-K for the year then ended.

         Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unit holder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                  TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on July 27, 2001, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Units following expiration.

         The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn less than the maximum number of Units sought, which is the lesser of 4,770 Units or the number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units (the "Maximum Offer"), the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered. If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds the Maximum Offer, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on grey paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder.

In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on July 27, 2001, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Depositary with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding.
The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4.
 Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after August 20, 2001,

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d- 4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNIT HOLDER TENDERING UNITS SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss.
(See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt Unit holder (other than an organization described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. Although the likelihood is remote, as the Maximum Offer is calculated as an amount which is not expected to cause such a termination, a tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Suspended "Passive Activity Losses". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Foreign Unit holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Partnership's Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes.

Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer and there is no proration, the result could be a reduction in the number of Unit Holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and, therefore, the Purchasers do not believe a reduction in the number of Unit holders will materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions.

Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert certain influence on matters subject to the vote of Unit holders, though the maximum number of Units sought hereunder would not give the Purchasers a controlling voting interest. The Partnership does not hold annual or regular meetings to elect directors, and does not have a representative board of directors overseeing management. Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Partnership, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect action. The Purchasers and their affiliates do not intend to call for any such vote in the foreseeable future, nor are they aware that the General Partners intend to do so. They would, nevertheless, exercise any and all rights they might hold in the event that such a vote is called by the General Partners, or if, in the future, changes in circumstances would dictate that limited partners exercise their right to call a vote. If the Purchasers were to acquire all of the Units sought in the Offer, the Purchasers would hold approximately 68.9% of the outstanding Units. Accordingly, the Purchasers' votes would potentially control the outcome of any extraordinary vote (as there are no regular or annual votes). However, even in those circumstances, the Purchasers would not see any divergence between the Purchasers' interests as holders and those of any other ordinary holder.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 662 limited partners as of its most recent fiscal year end and in excess of $13 million in total assets. The Purchasers do not currently anticipate that the offer will result in a reduction in the number of Unit holders below 300, though it cannot now determine the results with any certainty. Accordingly, the Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for de-registration under the Exchange Act.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 4,770 Units. If the Purchasers acquire fewer than 4,770 Units pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Partnership's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to take any action in connection with the ongoing liquidation of the Partnership. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including, but not limited to, any vote to affecting the sale of the Partnership's properties and the liquidation and dissolution of the Partnership.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports. Information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission.
Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers have relied on such information to the extent information is presented herein concerning the Partnership and expressly disclaim any responsibility for the information included in such reports and extracted in this Offer.

The following description of the Partnership's properties was included in its most recent Form 10-K for the year ended December 31, 2000.

"Occupancy Rate: The occupancy rate is defined as the occupied square footage at December 31, divided by the total rentable square footage excluding square footage of outparcels, if any.

Average Annual Base Rent Per Square Foot: The average annual base rent per square foot is defined as the total effective base rental income for the year divided by the average square feet occupied excluding outparcels, if any.

Average  Square  Feet  Occupied:   The  average  square  feet  occupied  is
calculated by averaging the occupied square feet at the beginning of the year with the occupied square feet at the end of the year excluding outparcels, if any.

As of December 31, 2000, the Partnership owned the properties described below:

(a) Raleigh Springs Marketplace ("Raleigh Springs")

On June 26, 1985, the Partnership acquired Raleigh Springs, an approximately 114,000 square foot community shopping center located in Memphis, Tennessee. Raleigh Springs was constructed in two phases. Phase I was completed during 1984 and Phase II was completed in 1985. Raleigh Springs was 82% occupied at December 31, 2000. The national anchor tenant is Toys "R" Us.

The Partnership purchased Raleigh Springs for $7,486,800, consisting of $2,300,000 in cash at closing (plus or minus prorations) and the assumption of an existing first mortgage loan on Phase I of $5,186,800. In November 1992, the Partnership negotiated a modification of the terms of the mortgage on Raleigh Springs with the lender (the "Modified Loan"). The interest rate was reduced from 12.75% to 10.00% effective October 1992. The Modified Loan included the August, September and October 1992 mortgage payments. Since November 1992 and through September 1999, principal and interest payments were based on a 25-year amortization schedule. The Partnership negotiated a extension of the terms of the mortgage on Raleigh Springs on August 26, 1999 and again on August 31, 2000. The mortgage has been extended through April 1, 2001. Subsequent to the end of the year the Partnership obtained a one year extension on the mortgage. The outstanding mortgage balance encumbered by the property was $4,569,276 at December 31, 2000.

The occupancy rate and average annual base rent per square foot at December 31, 2000 and 1999 were as follows:

                                    2000      1999
                                    --------------
 Occupancy Rate                      82%       93%
 Average Annual Base
    Rent Per Square Foot            $8.44    $8.16

 Raleigh Springs has one tenant which occupies ten percent or more of the rentable square footage. The following is a summary of the tenant rent roll at December 31, 2000:

                        Annual       Lease
              Square    Base         Expiration      Renewal       Nature of
Tenant        Feet      Rent         Date            Options       Business
------------  --------  ----------   -----------     -----------   ------------
Toys "R" Us   36,416    $218,496     10/2017         10/5 yrs ea.  Toy Store
Others        57,487     634,788     Various         Various
Vacant        20,367          --
             114,270    $853,284

T.J. Maxx, a former anchor tenant, vacated its space in January 1996 but continued to pay rent through its lease expiration, March 31, 1996. During the third quarter of 1996 a health group signed a $9.00 per square foot lease for approximately 40% of the T.J. Maxx space. The remaining space was leased to a carpet supplier. This tenant moved to a smaller space in the first quarter of 2001 and, due to nonpayment of rent, has been evicted. Due to the vacancy cash flow from Raleigh Springs has decreased. Management of the Partnership continues to actively market this space to alleviate this situation.

In 2000, The Partnership received three offers for the Raleigh property. The offers ranged from $5.625 million to $6.2 million. The Partnership successfully negotiated an increase in the highest offer to $6.5 million and subsequently accepted this offer. The Partnership executed the contract for sale. The buyer had a 45 day due diligence period during which it could formally accept or reject the sale. Late in the third quarter the Partnership received notice that the potential purchaser terminated the contract. After extensive negotiation, the contract was reinstated at $5,835,000. However, the potential purchaser again rejected the contract in March, 2001. It is likely the Partnership will commence legal action against the potential purchaser to seek collection of certain earnest money related to the contract. The property is again being marketed for sale. This offer was assessed by management as an estimate of net realizable value on December 31, 2000.

(b) Fortune Professional Building ("Fortune")

On September 15, 1985, the Partnership acquired an 80% equity interest in Fortune, a two-story, approximately 28,000 square foot office building located in Albuquerque, New Mexico. The Partnership purchased its 80% equity interest in Fortune for $1,888,000, consisting of approximately $768,000 in cash at closing and the assumption of 80% of the existing $1,400,000 first mortgage loan obtained from United of Omaha Life Insurance Company.

On June 26, 1997, the Partnership obtained a first mortgage loan in the amount of $875,000, secured by Fortune, from American National Bank and Trust Company (the "Replacement Loan"). The Replacement Loan has a floating interest rate based on American National Bank's prime rate, which at December 31, 2000 was 9.5%. Principal is being amortized based on a 15-year amortization period and is payable with interest on a monthly basis. In 2000, the Partnership repaid principal in the amount of $158,344. The Replacement Loan matures on June 30, 2001 at which time a balloon mortgage payment in the amount of approximately $546,486 will be due. The outstanding balance of the Replacement Loan was $570,796 at December 31, 2000.

As of December 31, 2000, the Partnership was in violation of the debt service coverage ratio. Subsequent to year end, the Partnership received a waiver of this covenant violation from the mortgage lender for the period ended December 31, 2000.

Fortune was 56% occupied at December 31, 2000. Management of the Partnership is actively marketing the vacant space. Based on management's best estimates, real estate held for sale was reduced to approximately $1.3 million due in part to a decline in occupancy.

Fortune was constructed in 1982 by the previous owner, Rademacher, Peixotto and Bradford ("RP&B"), a New Mexico general partnership. RP&B originally retained a 20% minority interest in Fortune. Pursuant to the purchase agreement, the Partnership received 80% of the cash flow after the payment of Fortune's debt service and RP&B guaranteed a $69,120 annual return through September 15, 1987. In 1987, the Partnership instituted legal proceedings against RP&B for failing to fulfill its obligations to the Partnership, as discussed above, and RP&B was removed as manager of Fortune. The Partnership subsequently negotiated a settlement of the litigation in 1988 whereby RP&B assigned its 20% interest in Fortune to the Partnership.

The occupancy rate and average annual base rent per square foot at December 31, 2000 and 1999 were as follows:

                                    2000     1999
                                    -------------
  Occupancy Rate                     56%      89%
  Average Annual Base
    Rent Per Square Foot           $11.75   $12.14

Fortune has no tenants which individually occupy ten percent or more of the rentable square footage. The following is a summary of the tenant rent roll at December 31, 2000:

                Annual Lease
          Square           Base             Expiration        Renewal
Tenant    Feet             Rent             Date              Options
------    --------         ----------       ----------        -------
Others    16,450           $251,664         Various           Various
Vacant    13,050                 --
          29,500           $251,664

(c) Strawberry Fields Shopping Center ("Strawberry Fields")

On December 12, 1985, the Partnership and Brauvin Real Estate Fund L.P. 5
("BREF 5"), an affiliated public real estate limited partnership, formed a joint venture (the "Strawberry Joint Venture") to purchase Strawberry Fields located in West Palm Beach, Florida for $9,875,000. The Partnership has a 58% interest and BREF 5 has a 42% interest in the joint venture which owns Strawberry Fields. The purchase was funded with $3,875,000 cash at closing and $6,000,000 from the proceeds of a first mortgage loan.

In February 1993, the Strawberry Joint Venture finalized a refinancing (the "Refinancing") of the first mortgage loan on Strawberry Fields with the lender.

Effective October 1, 1998, the Strawberry Joint Venture and the Strawberry Lender agreed to modify and extend the first mortgage loan. As of October 1, 1998 and through the extended maturity date, April 1, 2002, the interest rate has been reduced from 9% to 7% with principal amortization changed from a ten year period to an eighteen year period. The outstanding mortgage balance encumbered by the property was $5,120,947 at December 31, 2000.

Strawberry Fields is a neighborhood retail development constructed on an
11.87 acre site in 1985. Strawberry Fields was initially anchored by Florida Choice, a combination food, drug and general merchandise chain. In 1987, the Kroger Company ("Kroger") purchased Family Mart, the original lessee, and renamed the store. Kroger then closed the Florida Choice store in November 1988; however, the original lease terms remained in effect and Kroger continued to pay rent. Although Kroger is obligated to continue to pay rent through March 31, 2005, the Strawberry Joint Venture located and approved a sublease for a replacement tenant, Syms, a national discount clothing retailer, to sublease the space for the remainder of the original lease term. Strawberry Fields' main building contains 103,614 square feet of retail space and is complemented by two outparcel sites plus an older 5,400 square foot Uniroyal tire and automotive outlet. The outparcel sites are leased to Taco Bell, a division of Tricon Global, and Flagler National Bank. Strawberry Fields was 89% occupied at December 31, 2000.

The Partnership received three bids on Strawberry Fields during the latter part of 1999. After negotiation the Joint Venture accepted the high bid of $5.43 million and entered into a contract for sale. However, the prospective purchaser terminated its interest in the property during its due diligence period. Subsequent to this deal falling away the Joint Venture received another offer for $5.35 million. However, although the offer exceeded the November, 1998 appraised value of $4.8 million, the offer, after transaction costs, was below the mortgage balance at the time. The Strawberry Joint Venture accepted the initial high bid in part because the property's underlying mortgage loan was coming due; and the Strawberry Lender indicated that it would not extend the maturity. However, in the second quarter of 2000, the Strawberry Joint Venture was successful in extending the loan for a two year period. This extension allows the Partnership to continue to market the property and seek a greater sales price. This $5.35 million offer was assessed by management as an estimate of net realizable value at December 31, 2000.

In 2001, the Partnership received an offer to purchase Strawberry Fields for approximately $5.6 million. In addition, the Partnership received notice that Syms plans to exercise its right of first refusal for the $5.6 million sale price.

The Partnership is currently negotiating a purchase contract with this potential purchaser. The Partnership anticipates that the potential closing will be in the second quarter of 2001.

With the exception of Kroger, all leases at Strawberry Fields are net with each tenant paying its pro rata share of operating expenses. Local tenant leases and outparcel ground leases provide for the base rent to be increased in accordance with the Consumer Price Index. Even though Florida Choice has vacated the space and the space has been sublet to Syms it is still required to pay any increases in property taxes and insurance above the level incurred in 1986 (the first year of operation). Syms is not required to share in the operating expenses.

The occupancy rate and average annual base rent per square foot at December 31, 2000 and 1999 were as follows:

                                      2000    1999
                                      ------------
  Occupancy Rate                       89%     91%
  Average Annual Base
    Rent Per Square Foot              $6.91   $7.42


   Strawberry Fields has one tenant which occupies ten percent or more of the rentable square footage. The following is a summary of the tenant rent roll at December 31, 2000:

                             Annual     Lease
                   Square    Base       Expiration  Renewal      Nature of
Tenant             Feet      Rent       Date        Options      Business
------------------ --------  ---------  ----------  -----------  ----------
Florida Choice (1)
(sublet by Syms)    54,300   $380,100   3/2005      8/5 yrs ea.  Disc. Clothing
Others              45,756    315,955   Various     Various
Vacant              12,358         --
                   112,414   $696,055

  (1) Includes Syms and Florida Choice base rent.

(d) Sabal Palm Square ("Sabal Palm")

On October 31, 1986, the Partnership and BREF 5 formed a joint venture to purchase Sabal Palm, a shopping center in Palm Bay, Florida, for $5,924,000. The Partnership has a 47% interest and BREF 5 has a 53% interest in the joint venture which owns Sabal Palm. The purchase was funded with $2,724,000 cash at closing and a $3,200,000 interim loan. On February 19, 1987, the joint venture obtained a first mortgage loan in the amount of $3,200,000 collateralized by

Sabal Palm from an unaffiliated lender. The loan was payable interest only at 9.5% per annum until February 1992, and required payments of principal and interest based on a 30 year amortization schedule.

Sabal Palm was required to make a balloon mortgage payment in February 1997. Prior to the scheduled maturity of the First Mortgage Loan, the lender granted Sabal Palm an extension until April 1, 1997. On March 31, 1997, Sabal Palm obtained a first mortgage loan in the amount of $3,200,000 (the "First Mortgage Loan"), secured by its real estate, from NationsBanc Mortgage Capital Corporation. The First Mortgage Loan bears interest at the rate of 8.93% per annum, is amortized over a 25-year period, requires monthly payments of principal and interest of approximately $26,700 and matures on March 26, 2002. A portion of the proceeds of the First Mortgage Loan, approximately $3,077,000, was used to retire Sabal Palm's existing mortgage from Lincoln National Pension Insurance Company. The outstanding mortgage balance encumbered by the property was $3,068,630 at December 31, 2000.

Sabal Palm is a neighborhood shopping center consisting of approximately
89,000 square feet of retail space situated on approximately 9.7 acres of land. Sabal Palm was constructed in 1985 and is anchored by a Winn Dixie food store and Walgreens. Winn Dixie completed an approximately 6,500 square foot expansion in the fourth quarter of 1992. Sabal Palm has several outparcels, which are not owned by the Partnership, but which add to the center's appearance and customer activity. Sabal Palm had an 86% economic occupancy at December 31, 2000.

In the first quarter of 1998, the Partnership became aware that both
Winn-Dixie and Walgreens may vacate their respective spaces at Sabal Palm prior to their lease termination dates. In the second quarter of 1998, Winn-Dixie vacated its space at the center. Winn- Dixie remains liable for rental payments under its lease at Sabal Palm until April 2005.

On August 7, 2000, Sabal Palm was given official notice that Walgreens will vacate the space prior to its termination of the lease in April 30, 2025. The General Partners are working to determine the most beneficial steps to be taken by the Partnership.


The occupancy rate and average annual base rent per square foot at December 31, 2000 and 1999 were as follows:

                                    2000        1999
                                    ----------------
 Occupancy Rate                      86%         81%

 Average Annual Base
    Rent Per Square Foot            $5.11      $6.43

   Sabal Palm has two tenants which individually occupy ten percent or more of the rentable square footage. The following is a summary of the tenant rent roll at December 31, 2000:

                        Annual        Lease
             Square     Base          Expiration      Renewal        Nature of
Tenant       Feet       Rent          Date            Options        Business
-----------  -------    ---------     -----------     -----------    --------
Winn-Dixie   41,983     $142,404      4/2005          5/5 yrs ea.    Food Store
Walgreens    13,000       81,252      4/2025          2/5 yrs ea.    Drug Store
Others       21,925      185,846      Various         Various
Vacant       12,025           --
             88,933     $409,502


In total, Sabal Palm has received six offers on the property from unaffiliated parties ranging in price from $2.5 million to $3.4 million. After negotiation Sabal Palm accepted the highest offer and completed negotiating the sale contract in June 2000. The buyer had a 60 day due diligence period. The buyer terminated the contract within the due diligence period.

In September 2000, Sabal Palm completed negotiating a new contract for the sale of the property. The new sale price is $3,360,000. The $3.36 million proposed sales price exceeded the November, 1998 appraised value of $3.25 million. The potential purchaser had a 60 day due diligence period. This buyer also terminated the contract within the due diligence period. This $3.36 million offer was assessed by management as an estimate of net realizable value on December 31, 2000.

As a result of the two dark anchor spaces representing more than 55,000 square feet of space or 62% of the property this center has proved very difficult to sell. The Partnership is continuing to market this property for sale. In addition, the Partnership is reviewing a number of potential possibilities to sublease either or both of the dark anchors. However, Winn-Dixie and Walgreens have been selective in their review of potential subtenants so as to restrict potential competition.

The Partnership's management determined that the events and changes in circumstances did not indicate a change in the carrying value of the asset.

Risks of Ownership

The possibility exists that the tenants of the Partnership's properties may be unable to fulfill their obligations pursuant to the terms of the leases, including making base rent payments or percentage rent payments to the Partnership. Such defaults by one or more of the tenants could have an adverse effect on the financial situation of the Partnership. Furthermore, the Partnership may be unable to replace these tenants due to competition in the market at the time any vacancy occurs. Additionally, there are costs to the Partnership when replacing tenants such as leasing commissions and tenant improvements. Such improvements may require expenditure of Partnership funds otherwise available for distribution."

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.
 For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the entity Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers other than Steven Gold is 1640 School Street, Moraga, California 94556. Steven Gold is a private investor, and his principal business address is Four Embarcadero, Suite 3610, San Francisco, California 94111.

         The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The entity Purchasers are not public companies and have not prepared audited financial statements. Set forth below is summary of total assets, total net assets (that is, total assets less total liabilities), total current assets (defined for this purpose as cash, cash equivalents and marketable securities) for each of the entity Purchasers (numbers are expressed in thousands of dollars and are rounded to the nearest thousand) as of June 11, 2001:

         Purchaser                Total Assets  Total Net Assets  Current Assets
         ---------                ------------  ----------------  --------------

MP FALCON GROWTH FUND, LLC              1,510             1,510             613
MP DEWAAY FUND, LLC                     1,636             1,636             688
ACCELERATED HIGH YIELD
  INSTITUTIONAL INVESTORS, L.P.         2,078             2,071             177
MORAGA FUND 1, L.P                        834               833               4
MORAGA GOLD, LLC                          473               457             234
MP VALUE FUND 7, LLC                    1,161             1,161             474
MP VALUE FUND 4, LLC                    1,477             1,476             110
MP INCOME FUND 13, LLC                  1,370             1,370              21
PREVIOUSLY OWNED PARTNERSHIPS
  INCOME FUND II, L.P.                    484               483             152

TOTALS                                 11,023            10,997           2,473


In addition to the entity Purchasers, Steven Gold, an individual, has a net worth in excess of $1 million.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds. The Purchasers expect that approximately $477,000 would be required to purchase 4,770 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing liquid capital reserves. The cash to complete the entire purchase is in the bidders' hands and is committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.

         The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders, (iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership, in the reasonable judgment of the Purchasers;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

         The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, rincipal executive offices or principal places of business therein. hese laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

June 21, 2001

MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.














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                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

     The Purchasers are MP FALCON GROWTH FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; MORAGA FUND 1, L.P; MORAGA GOLD, LLC; MP INCOME FUND 13, LLC; STEVEN GOLD and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. Each of the entity Purchasers is organized as either a limited partnership or a limited liability company. The Manager of each of the limited liability company Purchasers, other than Moraga Gold, LLC, and the General Partner of each of the limited partnership purchasers is MacKenzie Patterson, Inc. The names of the directors and executive officers of MacKenzie Patterson, Inc. are set forth below. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future. Each individual is a citizen of the United States of America. ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P. is a Florida partnership, and each of the other entities is organized in California.

MacKenzie Patterson, Inc.

C.E. Patterson is President and a director of MacKenzie Patterson, Inc. which acts as manager and general partner of a number of real estate investment vehicles. He is the co-founder and President of Patterson Financial Services, Inc. (PFS) which provides investment advice concerning real estate securities. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a director and executive officer of Host Funding, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

Berniece A. Patterson is a director of MacKenzie  Patterson,  Inc. In 1981,
Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 300 employees.

Glen W. Fuller is senior vice president, chief operating officer, and a director of MacKenzie Patterson, Inc. Prior to becoming senior vice president he was with MacKenzie for two years as a portfolio manager and research analyst. Prior to joining MacKenzie Patterson, Inc., Mr. Fuller spent two years running the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller currently is a NASD - registered options principal, registered bond principal, and holds his NASD Series 7, general securities licence. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Christine Simpson is vice president of MacKenzie Patterson, Inc. and is responsible for the day-to-day management of research, and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson, Inc. Ms. Simpson has been employed by MacKenzie Patterson, Inc. since 1990.

Moraga Gold, LLC

     The members of Moraga Gold, LLC are Moraga Partners, Inc. and the David B. Gold Trust. Information concerning Moraga Partners, Inc. is set forth below.

     The David B. Gold Trust is a private trust of which Barbara Lurie is the trustee and for which Steven Gold is responsible for certain investments. The sole beneficiary of the trust is a nonprofit charitable foundation. The business address of the trust is Four Embarcadero, Suite 3610, San Francisco, California 94111. Barbara Lurie has been employed for the last five years as a physician



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by the  University  of  California,  San  Francisco  and the  University of
Minnesota. Information concerning Steven Gold is set forth below.

Steven Gold, a California attorney, is a U.S. citizen and has been self-employed during the last five years analyzing investments for his own account and for that of a private family trust. In addition, he has participated in starting a number of business ventures, including T/O devices, an import/export company.

Moraga Partners, Inc.

     Moraga Partners, Inc. is a California corporation owned by C. E. Patterson. Mr. Patterson is also an executive officer and director of Moraga Partners, Inc. Information regarding Mr. Patterson is set forth above.
























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